SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock, $.01 Par Value
(Title of Class of Securities)

482 740 20 6
(CUSIP Number)

Phillip R. Stanton
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
 (314) 241-9090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 482 740 20 6	Schedule 13D	Page 2 of 12 Pages

(1)	Name of Reporting Person Marc S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 290,877
	(8)	Shared Voting Power 2,526,062
	(9)	Sole Dispositive Power 290,877
	(10)	Shared Dispositive Power 2,526,062
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,816,939
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 7.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 3 of 12 Pages

(1)	Name of Reporting Person David S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 26,625
	(8)	Shared Voting Power 1,447,535
	(9)	Sole Dispositive Power 26,625
	(10)	Shared Dispositive Power 1,447,535
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,474,160
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.9%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 4 of 12 Pages

(1)	Name of Reporting Person Arnold L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 297,985
	(8)	Shared Voting Power 1,000,312
	(9)	Sole Dispositive Power 297,985
	(10)	Shared Dispositive Power 1,000,312
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,298,297
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.4%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 5 of 12 Pages

(1)	Name of Reporting Person Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,447,847
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,447,847
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,847
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 6.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 6 of 12 Pages

(1)	Name of Reporting Person Thomas R. Corbett, not individually, but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 62,371
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 62,371
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 62,371
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 7 of 12 Pages

(1)	Name of Reporting Person Greg D. Kenley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,677
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,677
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,677
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 8 of 12 Pages

(1)	Name of Reporting Person Lisa M. Kenley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,677
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,677
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,677
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 9 of 12 Pages

(1)	Name of Reporting Person Joshua L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 100
	(8)	Shared Voting Power 116,147
	(9)	Sole Dispositive Power 100
	(10)	Shared Dispositive Power 116,147
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,247
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 10 of 12 Pages

Note:  This Amendment No. 1 to Schedule 13D (this “Amendment”) amends a Schedule 13D (the “Original Filing”) filed on August 5, 2009 by Marc S. Hermelin, Arnold L. Hermelin, David S. Hermelin,  Lawrence Brody, Greg D. Kenley, Lisa M. Kenley, Joshua L. Hermelin, and Thomas R. Corbett  (the “Reporting Persons”) with respect to shares of Class A Common Stock, $.01 par value per share (the “Class A Shares”) of K-V Pharmaceutical Company, a Delaware corporation (the “Company”).  This Amendment is being filed to disclose the Reporting Persons’ delivery to the Company of a request for a record date with respect to an Action by Written Consent of Stockholders, which request was delivered to the Company on September 1, 2009 by the Reporting Persons.  Capitalized terms used in this Amendment and not defined herein shall have the definitions given them in the Original Filing.  This Amendment amends the Original Filing only as expressly set forth herein.

1.  Item 6 of the Original Filing is hereby amended and supplemented with the following:

A.            Written Consent.  As disclosed in the Original Filing, on August 5, 2009 the Reporting persons delivered to the Company a certain Action by Written Consent of Stockholders (the “August 5 Written Consent”), which effected certain amendments to the Company’s By-Laws. (The Company’s By-Laws as previously amended, including without limitation amendments effected by the August 5 Written Consent are referred to as the “By-Laws”).  On August 7, 2009, the Company notified the Reporting Persons of the Company’s belief that the August 5 Written Consent was invalid and not effective because the request to fix a record date submitted by the Reporting Persons did not specify the contemplated actions to be taken by the Reporting Persons.  The Company also notified the Reporting Persons that, in the event the Reporting Persons delivered to the Company a written notice, in compliance with Article II, Section 12 of the Company’s By-Laws, requesting the board of directors of the Company (the “Board”) to fix a record date for stockholder action by written consent, the Board intends to fix a record date as provided in the By-Laws.

The Reporting Persons dispute the Company’s position that the August 5 Written Consent was invalid and maintain that the actions effected in the August 5 Written Consent were effective and remain in effect because the Company’s By-Laws do not require that a request to fix a record date contain a description of the action proposed to be taken.  Nonetheless, on September 1, 2009, the Reporting Persons delivered to the Company a request that the Board fix a record date with respect to a second Action by Written Consent of Stockholders (the “Second Written Consent”) which request was accompanied by the form of the Second Written Consent.

The Second Written Consent will effect further amendments to the By-Laws, as set forth in the copy thereof which is filed as Exhibit 2 to this Amendment and incorporated herein by this reference.  The delivery of the request to fix a record date with respect to the Second Written Consent does not constitute an admission of the ineffectiveness of the August 5 Written Consent, which remains in full force and effect to the extent not superseded by the Second Written Consent.

The Reporting Persons may be deemed to be a “group” as such term is defined in Section 13d of the Exchange Act; provided, however, that except for their intent to cooperate in filing the Second Written Consent, presently none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to any future actions, including any further written consents or votes at meetings of stockholders.

CUSIP No. 482 740 20 6	Schedule 13D	Page 11 of 12 Pages

Item 7.             Material to be Filed as Exhibits

1	Joint Filing Agreement, dated September 2, 2009
2	Form of Action by Written Consent of Stockholders, delivered to the Company on September 1, 2009

CUSIP No. 482 740 20 6	Schedule 13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2009

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley

/s/ Lisa M. Kenley
Lisa M. Kenley

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)